EXHIBIT 99.1

POET Technologies Appoints David Lazovsky as Executive Chairman of Board

SAN JOSE, Calif., Feb. 01, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, today announced the appointment of David Lazovsky as Executive Chairman of the Board of Directors effective February 1, 2017. Ajit Manocha will remain as a Director on the Board.

David E. Lazovsky has been a member of the POET Board of Directors since April 7, 2015. He is the founder of Intermolecular (NASDAQ:IMI) and served as the company's President and Chief Executive Officer and as a member of the Board of Directors from September 2004 to October 2014. As President and CEO, Lazovsky led all aspects of the business through its lifecycle from early stage start-up to a high-growth public company. He has an in-depth knowledge of the semiconductor industry, technology and markets. Prior to founding Intermolecular, Lazovsky held several senior management positions at Applied Materials. From 1996 through August 2004, he held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials' semiconductor manufacturing equipment business. From 2003 until 2004, Lazovsky managed key strategic accounts in Business Management where he worked closely with leading IC manufacturers to ensure Applied Materials was developing and providing cutting-edge technology solutions. Previously, Lazovsky served as the Technology Program Manager for the Endura 2 Platform, Applied Materials' flagship 300mm metal deposition platform, and he also worked as part of the Metal Deposition Product Business Group. Lazovsky holds a B.S. in mechanical engineering from Ohio University, and as of December 2016, held 45 issued U.S. patents.

Ajit Manocha's 35+ years of executive semiconductor experience has proven invaluable over the past several years in exposing POET to a wide range of potential customers, partners and stakeholders. He has been critical in raising the visibility and public profile of POET’s disruptive new technology. Additionally, Manocha has been instrumental in building an experienced Silicon Valley-centric board with extensive industry experience that continues to offer relevant industry mentorship. His experience and guidance have created opportunities that can continue to be harvested over the coming months and years. When Manocha agreed to take on the Executive Chairman’s role at POET, he committed to a time-limited period to lead the Company to a certain phase of development. The timing of this transition corresponds with that commitment. The Board greatly appreciates Manocha’s significant contributions over the years in helping the Company to navigate multiple early milestones, as well as for his continued support as a Director on POET’s Board.

As POET moves to the next phase beyond its “lab to fab” transition, Lazovsky's entrepreneurial background is expected to become highly valuable in supporting the Company’s growth objectives in the opto-electronic space. His customer management and collaboration experience in the development of new products is also expected to have a positive impact as POET increasingly focuses on commercialization of products in its development pipeline. His business and technical acumen as well as his experience as both a private and public company CEO and director will benefit POET as the company transitions to the next stage of growth.

Grant of Options
The annual compensation for Lazovsky as Executive Chairman of the Board is US$200,000 per annum, inclusive of all Board fees. The Company granted incentive stock options under the Company's stock option plan to Lazovsky, effective February 1, 2017. The grant consists of the right to purchase up to an aggregate of 3,000,000 common shares. All of these options are exercisable at CAD$0.385 per share. The options vest in stages over a period starting on February 1, 2018 and ending February 1, 2021. The options were granted subject to provisions of the Company's stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws.

The Company also announced the granting of incentive stock options under the Company’s stock option plan to Rajan Rajgopal following his appointment to President and General Manager of DenseLight Semiconductors, a wholly-owned subsidiary of POET Technologies. The grant consists of the right to purchase up to an aggregate of 500,000 common shares and a four year vesting schedule beginning on January 23, 2018. These options are part of, and not in addition to, the options already authorized and disclosed in the Company’s press release dated July 8, 2016, being part of the CEO and Chairman’s Discretionary Pool established as incentives to attract new highly qualified employees. All of these options are exercisable at CAD$0.36 per share. The options were granted subject to provisions of the Company's stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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